UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FBL Financial Group, Inc.

File No. 001-11917- CF#23981

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      FBL Financial Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 10-Q filed on August 6, 2009, as amended on November 30, 2009.

      Based on representations by FBL Financial Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.29(A)   through March 1, 2010

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel